SECURITIES AND EXCHANGE COMMISSION
                         WASHINGTON, DC 20549

                             FORM 12b-25

                                          Commission File Number 001-16201
                                                                 ---------

                      NOTIFICATION OF LATE FILING

(Check One):/  /  Form 10-K / X / Form 11-K /  / Form 20-F /  /
 Form 10-Q /  / Form N-SAR /  /

         For Period Ended:  December 31, 2001
                                             ----

/  / Transition Report on Form 10-K        /  / Transition Report on Form 10-Q
Transition Report on Form 20-F             /  / Transition Report on Form N-SAR
Transition Report on Form 11-K

         For Transition Period Ended: _______________________________

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item (s) to which the notification relates:
_______________________________


                                 PART I
                          REGISTRANT INFORMATION


Full name of registrant:  Global Crossing Ltd. (in provisional liquidation in
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the Supreme Court of   Bermuda)
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Former name if applicable:
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Address of principal executive office:  Wessex House, 45 Reid Street
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City, state and zip code:  Hamilton, Bermuda  HM12
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                                   PART II
                            RULE 12b-25 (b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate.)

                  a.       The reasons described in reasonable detail in
                           Part III of this form could not be eliminated without unreasonable effort or expense;

                  b. The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

                  c. The accountant's statement or other exhibit required by Rule 12b-25 (c) has been attached if applicable.


                                PART III
                                NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

         On January 28, 2002, Global Crossing Ltd. (a company in provisional liquidation under the laws of Bermuda) (the "Company") and certain of its affiliates filed voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the Southern District of New York. On the same date, the Company and certain of its Bermuda subsidiaries commenced coordinated insolvency proceedings in the Supreme Court of Bermuda.

         Arthur Andersen LLP ("Andersen"), the Company's independent public accountants, have informed the Company that Andersen will not be able to conduct the annual audit with respect to the Company's Statements of Net Assets Available for Benefits and Statement of Changes in Net Assets Available for Benefits under both the Frontier Group Bargaining Unit Employees' Retirement Savings Plan and the Global Crossing Employees' Retirement Savings Plan1 (the "Plans") as of and for the plan year ended December 31, 2001. In recognition of this fact and in light of the demands of the bankruptcy process, the Company has not yet completed its preparation of the disclosures required in the Form 11-K's. Until it completes these disclosures and is able to retain an accounting firm to conduct the annual audits and provide the audit reports for these plans the Company will be unable to file its Form 11-K's of both the

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Frontier Group Bargaining Unit Employees' Retirement Savings Plan and the
Global Crossing Employees' Retirement Savings Plan1 as of and for the plan year ended December 31, 2001. The Company is currently seeking a new independent public accounting firm to audit the Plans and provide audit reports.

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1 Effective January 1, 2001, the Frontier Group Employees' Retirement Savings
Plan was amended and restated as the Global Crossing Employees' Retirement Savings Plan to include all eligible employees on the U.S. payroll of Global Crossing Ltd. (a company in provisional liquidation under the laws of Bermuda) and its participating affiliates. This includes all employees who were already participating in the Frontier Group Employees' Retirement Savings Plan.

                                   PART IV
                              OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

      John B. McShane                    (973) 410-8954
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      (Name)                             (Area Code)(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15 (d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report (s) been filed? If the answer is no, identify report (s).

                                                        / X / Yes  /   / No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                        /   / Yes  / X / No

       If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.



                               Global Crossing Ltd.
                         -----------------------------------
                    (Name of Registrant as Specified in Charter)

        Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  July 2, 2002           By:   /s/ John B. McShane
                                    --------------------------

                                    John B. McShane
                                    General Counsel